Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Email: ir@AvalonAM.com http://www.avalonadvancedmaterials.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AS A RESULT OF THE GOVERNMENTAL PROHIBITION AGAINST GROUP GATHERINGS AND TO HELP REDUCE THE SPREAD OF COVID-19, THIS MEETING WILL BE HELD VIA TELECONFERENCE, AND ONLY REGISTERED SHAREHOLDERS AND/OR THEIR DULY APPOINTED PROXYHOLDERS MAY ATTEND THE MEETING. HOWEVER, IN ORDER THAT AS MANY SHARES AS POSSIBLE ARE REPRESENTED AT THE MEETING, WE ARE REQUESTING THAT SHAREHOLDERS VOTE THEIR COMMON SHARES BY PROXY PRIOR TO THE MEETING, AS PER THE VOTING AND PROXY INSTRUCTIONS THAT ARE SET OUT IN THE ACCOMPANYING INFORMATION CIRCULAR.

AS ATTENDANCE AT THE MEETING WILL BE RESTIRCICTED, THE COMPANY WILL HOLD A SHAREHOLDER UPDATE PRESENTATION AT 2:00 P.M. (TORONTO TIME) ON THE SAME DAY AS THE MEETING (THURSDAY, FEBRUARY 25, 2021) TO ALL SHAREHOLDERS AND OTHER INTERESTED PARTIES. ACCESS TO THIS EVENT IS AVAILABLE BY USING THE FOLLOWING LINK HTTPS://US02WEB.ZOOM.US/J/81352580061 OR BY DIALING 647-374-4685 AND ENTERING MEETING ID: 813 5258 0061.

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of Avalon Advanced Materials Inc. (the "Company") will be held via teleconference at 10:00 a.m. (Toronto time) on Thursday, February 25, 2021, for the following purposes:

(1) to elect the directors of the Company for the ensuing year;

(2) to appoint the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditors;

(3) to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, approving amendments to the Company’s By-law No. 1, as more particularly described in the accompanying information circular;

(4) to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, approving the adoption of the Company’s Deferred Share Unit Plan, as more particularly described in the accompanying information circular;

(5) to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, approving the adoption of the Company’s Restricted Share Unit Plan, as more particularly described in the accompanying information circular;

(6) to consider and, if deemed advisable, to pass a special resolution, with or without variation, approving amendments to the Company's articles to (i) consolidate the common shares of the Company on the basis of one post-consolidation common share for every 500 pre-consolidation common shares outstanding; and (ii) subsequently split the post-consolidation common shares on the basis of 500 post-split common shares for every one pre-split common share, as more particularly described in the accompanying information circular;

(7) to receive the audited financial statements of the Company for the financial year ended August 31, 2020 together with the report of the auditors thereon (the “Annual Financial Statements”); and

(8)   to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Only registered shareholders and/or their duly appointed proxyholders may attend the Meeting and vote. As the Meeting is being conducted virtually, each registered shareholder and/or their duly appointed proxyholder will be required to validate their identity through a registration process by providing their name, email address, number of shares held, control number and address on file with the Company in order to gain access and attend the Meeting. The registration process will open at 10:00 a.m. (Toronto time) on February 23, 2021 and will close at 8:00 a.m. (Toronto time) on the meeting date. Registered shareholders and/or their proxyholders are directed to click on the following link in order to register for the Meeting: https://us02web.zoom.us/meeting/register/tZUtceuorDMtG9UIptJIlUKZeeclaiSn0dU5. Any registered shareholder or duly appointed proxyholder who has not registered and joined the Meeting prior to the Meeting start time will not be permitted entry into the Meeting. Registered shareholders and/or duly appointed proxyholders will be advised of the process to vote, ask questions and engage in discussion at the commencement of the Meeting.

As described in the notice and access notification mailed to Non-registered Shareholders of the Company (as defined in the accompanying information circular), the Company has decided to deliver the accompanying information circular to Non-registered shareholders by posting it to the website hosted by the Company’s transfer agent, TSX Trust Company at https://docs.tsxtrust.com/2096. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. Due to certain requirements of the Canada Business Corporations Act, the Company is sending a paper copy of the complete proxy package, including this notice of Meeting and accompanying information circular, and the Annual Financial Statements and related management’s discussion and analysis to registered shareholders. The accompanying information circular and the Annual Financial Statements and related management’s discussion and analysis are also available on SEDAR at www.sedar.com and on the Company’s website at http://www.avalonadvancedmaterials.com/investors/regulatory_filings/. Shareholders may request paper copies of the accompanying information circular at no cost online at https://docs.tsxtrust.com/2096 or by calling toll-free at 1-866-600-5869.

Particulars of the foregoing matters are set forth in the accompanying information circular. The directors of the Company have fixed the close of business on January 12, 2021 as the record date for the determination of the shareholders of the Company entitled to receive notice of, and to vote at, the Meeting.

Registered shareholders who are unable to attend the Meeting via teleconference are requested to complete, date, sign and return the accompanying form of proxy in the enclosed return envelope, or to vote their shares online. All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada M5H 4H1, fax number: (416) 595-9593 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 12th day of January, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

Donald S. Bubar

President and Chief Executive Officer